ANTHONY L.G., PLLC

laura aNTHONy, esq JOHN CACOMANOLIS, ESQ* CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ**	www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

OF COUNSEL:

Jack A. Fattal, esq.***

Jessica Haggard, esq. ****

MICHAEL R. GEROE, ESQ, CIPP/US*****

CRAIG D. LINDER, ESQ******

PETER P. LINDLEY, ESQ, CPA, MBA

john lowy, esq.*******

STUART REED, ESQ

Harris Tulchin, Esq. ********

*licensed in FL and NY

**licensed in NY and NJ

*** licensed in NY

****licensed in Missouri

*****licensed in CA, DC, MO and NY

******licensed in CA, FL and NY

*******licensed in NY and NJ

********licensed in CA and HI (inactive in HI)

February 2, 2022

VIA ELECTRONIC EDGAR FILING

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Jupiter Neurosciences, Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed on January 26, 2022 File No. 333-260183

Dear Sir or Madam:

We have electronically filed herewith on behalf of Jupiter Neurosciences, Inc. (the “Company”) Amendment No. 6 (“Amendment No. 6”) to the above-referenced Registration Statement on Form S-1. Amendment No. 6 is marked to show changes made from Amendment No. 5 filed on January 26, 2022 (“Amendment No. 5”). We have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s comment letter to Christer Rosén, Chief Executive Officer of the Company, dated January 31, 2022. We trust you shall deem the contents of this letter responsive to your comment letter.

Amendment No. 5 to Registration Statement on Form S-1, Filed January 26, 2022

Cover Page

1.	Comment: We note your revised disclosure that you are offering an aggregate of 2.2 million units and have granted the underwriters an option to purchase up to an additional 330,000 shares of common stock and/or warrants to purchase 330,000 shares of common stock. Your footnotes to the fee table indicate that you are calculating your registration fee based on Rule 457(o). However, based on your revised disclosure that you anticipate your offering price could be up to $8.00 per share, it does not appear you have calculated the registration fee based on the maximum aggregate offering price. Please revise your fee table, and the opinion filed as Exhibit 5.1, accordingly.

Response: The Company acknowledges the Staff’s comment. However, as discussed with the Staff, the Company has used the proper maximum aggregate offering price in Amendment No. 5 to calculate the registration fee. As explained to the Staff, the number of shares (volume) will be reduced with any increase in the offering price so that the proposed maximum aggregate offering price will not exceed that provided in the fee table. Therefore, this comment is not applicable.

Consolidated Financial Statements, page F-3

2.	Comment: Please reflect the reverse stock split in your consolidated financial statements retroactively as required by SAB Topic 4.C.

Response: In response to the Staff’s comment, the Company has made revisions in Amendment No. 6 to reflect the reverse stock split in the Company’s consolidated financial statements retroactively as required by SAB Topic 4.C.

If the Staff has any further comments regarding Amendment No. 6 to the registration statement on Form S-1, or any subsequent amendments to the Company’s registration statement on Form S-1, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Christie Wong/U.S. Securities and Exchange Commission
Angela Connell/U.S. Securities and Exchange Commission
Margaret Schwartz/U.S. Securities and Exchange Commission
Christine Westbrook/U.S. Securities and Exchange Commission
Christer Rosén/Jupiter Neurosciences, Inc.
Craig D. Linder, Esq./Anthony L.G., PLLC

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